RSP Permian, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	RSP Permian, Inc.		Predecessor
	Year Ended December 31,		Year Ended December 31,
	2015	2014 (1)	2013	2012	2011

Earnings:
Pre-tax income (loss)	$(29,937)	$160,304	$65,000	$35,569	$131,722
Add: Loss (gain) from equity investee	$(8)	$98	$—	$—	$—
Add: Interest expense	$43,538	$14,031	$5,216	$3,474	$3,472
Add: Estimate of interest within rental expense	$309	$156	$83	$79	$69
Total earnings	$13,902	$174,589	$70,299	$39,122	$135,263

Fixed charges:
Interest expense	$43,538	$14,031	$5,216	$3,474	$3,472
Estimate of interest within rental expense	$309	$156	$83	$79	$69
Total fixed charges	$43,847	$14,187	$5,299	$3,553	$3,541

Ratio of earnings to Fixed Charges(2)	0.32	12.31	13.27	11.01	38.20

(1) Represents RSP Permian, Inc.'s predecessor's historical financial data for the first 22 days plus RSP Permian, Inc.'s historical financial data for the remainder of the year.
(2) Earnings in the year ended December 31, 2015 were insufficient by $29.9 million to cover fixed charges.